Filed by Ross Systems, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: Ross Systems, Inc.
                                                   Commission File No. 000-19092

  ON SEPTEMBER 4, 2003, ROSS SYSTEMS, INC. ISSUED THE FOLLOWING PRESS RELEASE:

FOR MORE INFORMATION:
Robert B. Webster, Ross Systems
(770) 351-9600
bobwebster@rossinc.com
----------------------


                     chinadotcom Signs Definitive Agreement
                             to Acquire Ross Systems
Combined Entity Plans to Capitalize on Rapid Growth in China Manufacturing

HONG KONG and ATLANTA, Ga., September 4, 2003 Ross Systems, Inc. (NASDAQ: ROSS), a global provider of enterprise software for manufacturers, and CDC Software Holdings Inc, a wholly owned subsidiary of chinadotcom corporation (NASDAQ:
CHINA), an integrated enterprise solution and software company, announced today that they have signed a definitive agreement whereby CDC Software will acquire Ross Systems in a merger valued at approximately US$68.9 million. Under the terms of the merger agreement, stockholders of Ross Systems will receive $5.00 in cash and $14.00 worth of chinadotcom common shares for each share of Ross Systems common stock. chinadotcom shares will be valued at the higher of $8.50 per share or the average closing price of chinadotcom stock (not to exceed $10.50 per share) for the 10 trading days preceding the second trading day before the closing date, subject to certain exceptions. It is expected that chinadotcom's total shares outstanding would undergo dilution ranging between 3.9% and 5.0%, assuming a combined use of newly issued and treasury shares, upon completion of the transaction. Following the merger, Ross Systems would operate under chinadotcom's CDC Software unit.

chinadotcom believes that the acquisition of Ross Systems, a profitable company with solid margins and recurring revenue streams, represents an attractive and earnings-accretive transaction. Ross Systems expects that its results for the fiscal year ended June 30, 2003 will reflect revenues of US$48.1 million, an operating profit of US$4.8 million and a net profit of US$4.1 million.

Ross Systems, with its strong presence in the U.S. and Europe and 25 distributors worldwide, has an active customer base of over 1,000 companies implementing its flagship enterprise business solution, iRenaissance suite. The iRenaissance suite is designed specifically for process manufacturing that requires a comprehensive application development environment from supply chain management to financials, manufacturing, distribution, maintenance management and decision support knowledge management.

"As China becomes an increasingly important manufacturing base for multinationals and domestic exporters since its accession into the WTO, the combination of Ross Systems and CDC Software is a timely and exciting development for both companies," said Peter Yip, Chief Executive Officer of chinadotcom corporation. "Ross Systems' vertical strength in process manufacturing and its breadth of enterprise solutions will allow us to provide the best software solutions in the fast growing manufacturing export space as well as broaden our software product offerings in the ERP (enterprise resource planning) and SCM (supply chain management) market sectors."

In addition, CDC Software has been a master distributor of Ross Systems' enterprise business solution, iRenaissance suite, in the Greater China region. "We are delighted to see a further strengthened relationship established with Ross Systems through this merger. Ross Systems is expected to achieve certain cost savings and synergies by outsourcing to our low cost software development center in Shanghai and developing synergies in various aspects including cross selling within the chinadotcom group of companies," Yip continued.

chinadotcom's CDC Software unit currently operates a CMM (Capability Maturity Model) Level 3 certified software development center in Shanghai which offers its software development capabilities as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies. It offers software solutions, both developed in-house and supplied by global vendors, to multinational and domestic customers located in China. Select customers include ACNeilsen, Hangzhou Bayer (formerly Aventis), Microsoft (China) Co. Ltd., Polyma Tech (Shanghai) Co., Ltd., Carrefour, Shenzhen Airlines, Legend Computer and Swire Beverages.

Through this merger, Ross Systems expects to have access to additional capital to pursue opportunities in the ERP and SCM markets, as well as the additional technical and distribution resources of CDC Software and other companies in the chinadotcom group in mainland China and internationally to expand on its strong position in providing integrated enterprise solutions to mid-tier manufacturers worldwide.

"CDC Software has already proven to be a trusted partner with valuable regional experience. We share a vision of Ross Systems becoming a significant player in the global mid-tier manufacturing space," commented J. Patrick Tinley, Ross Systems' Chairman and CEO. "The synergies of this business combination will accelerate the introduction of the iRenaissance products into the Greater China region and provide Ross Systems with economies of scale in our software development process that we believe will significantly enhance our competitive position. Today's announcement is exciting news for customers, shareholders, employees and business partners of both organizations," said Tinley.

The merger agreement has been unanimously approved by the Board of Directors of Ross Systems. Certain stockholders and officers of Ross Systems holding approximately 23% of the outstanding shares of Ross Systems common stock (after the conversion of preferred stock held by a Ross Systems stockholder) have agreed to vote their shares in favor of the transaction.

The transaction is expected to close no later than the first quarter of calendar year 2004 subject to approval by Ross Systems' stockholders, certain regulatory approvals and customary closing conditions. The financial impact on chinadotcom's earnings will be determined based on the timing of the closing of the transaction. Ross Systems and chinadotcom have agreed to use their reasonable best efforts to determine whether the stock exchange portion of the transaction can be tax free to Ross Systems stockholders, but there can be no assurance that such treatment can be obtained.

chinadotcom and Ross Systems intend to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross Systems expects to mail the proxy statement/prospectus to shareholders of Ross Systems. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully when they are available because they will contain important information about chinadotcom and Ross Systems. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by chinadotcom or Ross Systems through the website maintained by the Securities and Exchange Commission at www.sec.gov. Investors and security holders of Ross Systems are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. About CDC Software and chinadotcom corporation chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets and over 1,000 employees, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

CDC Software is a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), an integrated enterprise software and solutions company in Asia. CDC Software integrates a series of chinadotcom's self-developed products engineered in two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

In 2003, the software development processes of CDC Software's Development Center in Shanghai have successfully achieved Capability Maturity Model ("CMM") Level 3, an internationally recognized standard for software development. The new certification should bolster CDC Software's outsourcing strategy of offering its own Software Development Center capabilities in China as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies, that are looking to reduce their overall Research and Development costs as part of its overall restructuring initiatives.

chinadotcom's software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

chinadotcom also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company's low-cost, CMM-certified outsourcing centers in China or India.

In its Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. ("Newpalm"), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems' family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System's global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.


Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems' stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2002 and Ross Systems' Annual Meeting Proxy Statement, filed by Ross Systems with the SEC on October 15, 2002.

Safe Harbor Statements

Statements in this press release which express that Ross Systems, Inc. or chinadotcom corporation "believes," "anticipates," "expects," "estimates," "plans," or "should begin to..." and other statements which are not historical fact, are forward-looking statements within the meaning of "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to both companies that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems' software product license revenue, weakening of customer demand for enterprise systems, Ross Systems' maintenance of a minimal backlog and the uncertainty of demand for new product offerings by Ross Systems and chinadotcom, and other risks and uncertainties described in reports filed by Ross Systems and chinadotcom with the SEC. In particular, further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003. Ross Systems and chinadotcom corporation caution that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements in this press release. Ross Systems and chinadotcom corporation have no intent or obligation to update these forward-looking statements.

Filed by Ross Systems, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: Ross Systems, Inc.
                                                   Commission File No. 000-19092

 ON SEPTEMBER 4, 2003, ROSS SYSTEMS, INC. DISTRIBUTED THE FOLLOWING INFORMATION TO CERTAIN EMPLOYEES:


             Ross Systems / Chinadotcom Communication - Employee FAQ

General Questions

1.   What is being announced?

     o Chinadotcom is acquiring Ross Systems. The transaction will allow CDC Software to increase its offering to the manufacturing market and to offer a complete solution in the US, Europe and Asia Pacific. The transaction allows Ross to be the manufacturing software supplier of CDC Software and is expected to bring with it the financial resources required to accelerate the growth of Ross.

2.   When will the event be finalized?

     o The transaction is expected to be completed no later than the first calendar quarter of 2004 and is subject to Ross Systems' shareholder approval.

3.   What is the objective of the acquisition?

     o The objective of the acquisition is to enable Ross to grow by becoming the overall manufacturing platform for CDC Software. Ross provides CDC with a growing and profitable company, industry expertise and the management team required to grow CDC Software's manufacturing company.

     o The acquisition should have a positive impact on Ross' visibility in the overall global manufacturing market.

     o To provide Ross Systems with additional opportunity to grow. By becoming the platform standard for CDC Software we will have the added responsibility of expanding our solutions to the manufacturing industry, add new and expanded roles and responsibilities for our employees and build a larger business.

4.   What happens between this announcement and its completion?

     o It should be business as usual. During the period between the announcement and the completion of the transaction, we will continue to market, sell, service and support our products in the worldwide market.

     o    The two companies will be working on a combined business plan.

5.   How will Ross' current business be driven going forward?

     o The current business will be driven as usual. We will be working on a business plan that provides the growth CDC expects from Ross. We will continue to provide employee updates throughout the planning process.

Synergies

1.   What are the key business synergies between Ross and CDC?

     o    A common focus on the manufacturing market.

     o CDC has a strong financial position with over $360M in cash and cash equivalents.

     o    Strength in growing the Greater China market.

     o    A commitment to industry expertise and customer success.

     o    A successful team growing a profitable company.


2.   How will the market react?

     o We anticipate that the market will see the strength in the combination of CDC and Ross. We will continue to brief the market and financial analysts on our plans.

Corporate

1.   Will we be a separate company?

     o    We will be a company within Chinadotcom's CDC Software Group

2.   Will we retain the Ross name?

     o    It is anticipated that we will retain the Ross name.

3.   Where will the corporate headquarters be?

     o We will continue to be based in Atlanta. CDC Software is headquartered in Hong Kong, China.



4.   Who will be the executives of the company?

     o Our current management team will not change. It is anticipated that Ross will be the manufacturing platform standard that will be used to build a larger company serving the needs of the manufacturing industry worldwide.


5.   What will happen to our international operations?

     o We will continue our International operations without change. Through CDC Software we will be increasing our efforts in the Asia Pacific region with emphasis in Greater China.

6.   How will the acquisition affect our distributors?

     o It is anticipated that we will maintain our current distribution relationships and will grow the number of distributors in the Greater China market, and other international markets, that offer growth for the company.

Impact on Products

1.   Will we change our development priorities?

     o Eric is in the process of establishing our overall development priorities. At this time we do not see changing the projects that are currently in process. We will be evaluating what development projects will be needed to support our growth in international markets.

2.   Is our Microsoft .Net, web deployment, strategy important to CDC?

     o Yes, CDC Software shares our strategy of supporting applications based on web deployment and a close alignment with Microsoft's technology platform.

3.   Will we be adding functionality to the iRenaissance product?

     o We will continue enhancing and adding modules to the iRenaissance product and maintaining our current priorities.

4.   Will we continue to sell iRenaissance SCM and CRM?

     o Yes, we will continue selling iRenaissance SCM and CRM on a worldwide basis. iRenaissance will be the process manufacturing platform of CDC Software for deploying it's strategy of becoming the worldwide leading supplier of manufacturing solutions worldwide. We will also continue bringing value in both products and services for our general business customers.

Impact on Customers

1.   What will be the impact on customers?

     o Our customers will benefit by the increased financial stability and the growth plans for Ross and the iRenaissance product. CDC Software is expected to bring the financial assets and market presence in Greater China needed to build a leadership position for Ross.

     o We don't anticipate any policy changes to impact Ross' customers. We will continue to maintain a strong relationship with our customers. The Ross customer base will be an important asset to CDC Software.

     o We will be able to invest more in bringing new solutions to our worldwide customers.

2.   Will we continue to support our customers?

     o Yes, we will continue supporting our customers, and it will be business as usual.

3.   What do I tell customers?

     o That CDC Software is dedicated to increasing the Ross customer base and the ongoing development and support of iRenaissance.

     o CDC Software will continue the efforts to become the leading software provider for the process manufacturing industry and maintaining the value for our general business customers.

     o The growth and stability of Ross Systems is very important to customers. They want to know that Ross has a strong future and that we will be adding products and services that will help them improve their businesses. By becoming part of CDC Software we improve our ability to deliver the future needs of our customers.

4.   If I can't answer a customers question who do they contact?

     o If you have any questions from customers that you cannot answer, please refer them to your manager or to one of the executives of the company.

     o We will be sending our communications to our customers on the benefits of the CDC Software purchase of Ross Systems.


Human Resources

1.   When we join CDC will there be job eliminations?

     o As with any change in ownership there may be selected job eliminations however, many details are yet to be worked through. Everyone will need to remain flexible and focus on the job at hand.

     o The Ross business model will change as we become the standard platform for CDC Software's' product initiatives. We believe there is a real growth opportunity for the Ross employees.

2.   How can I help?

     o You can help by continuing to focus on your job and doing it to the best of your ability. If you are servicing customers please continue to add value for our customers. If you are selling new customers, developing new products, or have a role in administration your performance matters to our success.

3.   How can I learn more on the acquisition?

     o Details can be found in the press release and in other public filings made by the two companies. We will also provide monthly internal communication meetings to update you on the progress.

     o You can contact your manager or one of the company executives if you have any unanswered questions. We will do our best to respond to your questions and concerns.

4.   How  might  the  acquisition  affect  me?  (career,   current  job,  future
     opportunities)

     o The Ross business model will change as we become the standard platform for CDC Software's' product initiatives. This enhanced business model will mean new job opportunities, job changes and larger responsibilities as we grow the company. We believe there is real growth opportunity for the Ross employees.

5.   How does this affect my ability to exercise my stock options?

     o We will be sending out specific instructions on what will happen with stock options. o Any vested and exercised options will be paid out, at closing, in cash and stock. o Any unvested, in the money, options will be replaced by CDC options.

6. How does this affect my ability to buy and sell Ross and CDC shares of stock between now and the completion of the acquisition?

     o    Business as usual

7.   Will my benefits change?

     o All current benefits will remain in effect until April 2004 when they will be reviewed. This is how we adjust our benefits package, on an annual basis, today.

     o There are a number of Human Resource related questions that will not be answered until we get closer to the closing of the transaction. We will be working with CDC Software over the next 60 days to provide you with more information.


                                    * * * * *

In connection with the transaction, Ross Systems will file a proxy statement with the U.S. Securities and Exchange Commission (the "SEC"), and chinadotcom corporation will file a registration statement on Form F-4 with the SEC. Investors and stockholders are advised to read the proxy statement and the registration statement when such documents become available, because each such document will contain important information. Investors and stockholders may obtain a free copy of the proxy statement and the registration statement (each, when available) and other documents filed by Ross Systems and chinadotcom with the SEC at the SEC's website at www.sec.gov. Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems' stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2002 and Ross Systems' Annual Meeting Proxy Statement on Form 14A, filed by Ross Systems with the SEC on October 15, 2002.

Statements herein which express that Ross Systems, Inc. "believes," "anticipates," "expects," "estimates," "plans," or "should begin to..." and other statements which are not historical fact, are forward-looking statements within the meaning of "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to the Company that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems' software product license revenue, weakening of customer demand for enterprise systems, Ross Systems' maintenance of a minimal backlog, the uncertainty of demand for new product offerings by Ross Systems and other risks and uncertainties described in reports filed by Ross Systems with the SEC. Ross
Systems cautions that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements herein. Ross Systems have no intent or obligation to update these forward-looking statements.